Michael H. Bison 617.570.1933 mbison @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

September 17, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-168721

Ladies and Gentlemen:

This letter is being furnished on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated September 7, 2010 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William H. Lewis, President of the Company, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Commission on August 10, 2010. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on September 17, 2010.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachments will also be provided to Vanessa Robertson, Mark Brunhofer and Jennifer Riegel of the Commission. On behalf of the Company, we respectfully request that the Staff return to us all material supplementally provided once the Staff has completed its review. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

United States Securities and Exchange Commission

September 17, 2010

General

1.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

RESPONSE: The Company acknowledges the Staff’s comment.

2.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that any pre-effective amendment it circulates to prospective investors will include an estimate of the public offering price within a bona fide range.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company confirms that Amendment No. 1 contains all of the graphic, visual and photographic information that the Company intends to include in the prospectus.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

RESPONSE: The Company acknowledges the Staff’s comment.

Prospectus Summary

Our Company, page 1

5.	Please explain the term “orphan drug designation” the first time it is used and describe both the positive and negative consequences of having an orphan drug designation.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 1 of Amendment No. 1. In addition, the Company respectively advises the Staff that it does not believe that there are any material negative consequences associated with obtaining orphan drug designation.

6.	Please expand your disclosure in this section to disclose that you have never generated revenues from the sale of any products and the amount of your accumulated deficit as of June 30, 2010.

United States Securities and Exchange Commission

September 17, 2010

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 1 of Amendment No. 1.

Lomitapide, page 1

7.	Please expand your disclosure on the top of page 2 to disclose that participants in the early clinical trials conducted by BMS also experienced an accumulation of fat in the liver and elevated liver enzymes. Based on your disclosure on page 14, it appears that the adverse events occurred in your Phase III study after you applied dose titration. Please expand your disclosure to clarify that these adverse events have occurred even after dose titration.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 2 of Amendment No. 1.

Risks Associated with Our Business, page 3

8.	Please expand your disclosure to identity each of the undesirable side effects associated with lomitapide and clarify that the effects have been experienced in your current Phase III study.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 4 and 15 of Amendment No. 1.

Risk Factors, page 9

9.	You disclose that you have received and/or intend to seek orphan designation from the FDA and EMA for lomitapide for the treatment of HoFH and FC. Please consider including a risk factor disclosing that you may be prevented from commercializing your products if a competitor with orphan drug status received FDA approval before you receive FDA approval.

RESPONSE: The Company respectfully advises the Staff that it does not believe that a separate risk factor is needed to address the Company’s ability to commercialize its products if a competitor with orphan drug exclusivity received FDA approval before the Company receives FDA approval of lomitapide for the treatment of patients with HoFH. If a product is granted orphan drug exclusivity, the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years. For purposes of small-molecule drugs, the FDA defines “same drug” as a drug that contains the same active molecule and is intended for the same use as the drug in question. Therefore, if a competitor obtained approval and orphan drug exclusivity before the Company obtains orphan drug exclusivity for lomitapide, the Company would only be prevented from commercializing lomitapide if the competitor received orphan drug exclusivity for the same drug for the treatment of patients with HoFH. To the Company’s knowledge, it has no competitors which are

United States Securities and Exchange Commission

September 17, 2010

developing a drug that can be deemed to be the same drug as lomitapide. Accordingly, any exclusivity applicable to any such drug will not apply to lomitapide. In addition, since the Company has a patent portfolio that contain claims to the compound, lomitapide, and various methods of use, if a competitor were to attempt to commercialize a drug that were to be deemed the same drug as lomitapide, the Company would take legal action to enforce its patent claims.

“Our limited operating history makes it difficult to evaluate our business and prospects.” page 11

10.	In addition to your limited operating history, this risk factor appears to imply that there are also risks relating to your lack of experience in obtaining marketing approval and commercializing a product candidate. Please expand your disclosure to include a separately headed risk factor that addresses all of the risks to your business related to your lack of experience in obtaining marketing approval and commercializing a product candidate.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment to include the separate risk factor. In addition, the Company has included more explicit statements in existing risk factors with respect to the Company’s lack of experience in obtaining marketing approval for and commercializing a product candidate. These risk factors provide further detail regarding the risks to the Company’s business associated with this lack of experience. Please see revisions on pages 12, 22, and 29 of Amendment No. 1.

“In earlier preclinical studies and clinical trials, lomitapide was found to cause undesirable side effects…,” page 13

11.	Please revise the discussion to identify the risk, including the identification of undesirable side effects, and potential consequences and move the detailed disclosure and mitigating information to the Business section.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 15 and 16 of Amendment No. 1.

“Failures or delays in the commencement or completion of preclinical or clinical testing could result in increased costs to us.…” page 15

12.	Please include separate standalone risk factor discussions disclosing:

•	The possibility that positive results in preclinical or early clinical trials might not be predicative of similar results in later stage clinical trials; and

•	Changes in regulatory requirements or unanticipated events may result in necessary changes to clinical trial protocols.

United States Securities and Exchange Commission

September 17, 2010

Each of these risk factors should include a caption identifying the risk and potential consequences.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 18 of Amendment No. 1.

“Our market is subject to intense competition.…” page 24

13.	You disclose that if either Isis or AMT is able to obtain marketing approval and commercialize its product candidate before you are able to do so for lomitapide, this could provide Isis or AMT a significant competitive advantage. To the extent you are aware, please disclose whether you believe Isis or AMT has applied for orphan drug designation for their product candidates and the treatment of HoFH or FC. If so, please revise your disclosure here and in your Business section to disclose the length of the marketing exclusivity that would be available to Isis or AMT and the impact of such exclusivity on your business.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 26, 81 and 82 of Amendment No. 1. Please also see the Company’s response to comment 9 above.

“If we fail to comply with our obligations in our license agreements.…” page 30

14.	Please expand your disclosure to disclose the limits of the field of use for lomitapide under your license agreement with The Trustees of the University of Pennsylvania.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 33 of Amendment No. 1.

Use of Proceeds, page 38

15.	Please indicate whether you expect to complete the Phase III clinical trial of lomitapide with the proceeds from this offering. Additionally, disclose the stage of development you expect to achieve with respect to lomitapide for treatment of patients with FC.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 11, 43 and 68 of Amendment No. 1.

Capitalization, page 41

16.	Please revise your disclosure to clarify whether the pro forma information will reflect the effects of the beneficial conversion feature once an estimated offering price has been established. If not, please explain to us why not and separately disclose the impact in the explanatory note.

United States Securities and Exchange Commission

September 17, 2010

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 7, 45 and 48 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Valuation of Financial Instruments, page 53

17.	Please revise your disclosure to clarify whether you adjusted the fair value for auction rate securities based on information received from third-party valuations and if so, the procedures you performed to validate the information you received.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 57 of Amendment No. 1. The Company respectfully advises the Staff that it has included additional language in the Registration Statement to provide clarification on the Company’s use of third-party valuations in determining the fair value of its investments. The Company also advises the Staff that it uses third party specialists to assist it in determining the fair value of its investments. The Company performs a review of the inputs used and also tests the mathematical accuracy of the related calculations. The Company also reviews, to the extent available, other public information related to the auction rate securities held by the Company to help corroborate the reasonableness of the value of its securities.

Stock-Based Compensation, page 53

18.	Please add a column to your table for stock option activity for the fair value of the common stock.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 61 of Amendment No. 1.

19.	In the first paragraph following the table on page 54 you disclose that you determined the risk-free interest rate by reference to implied yields available from three-year and five-year U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. In Note 9 on page F-25 you disclose that you utilized the five-year and seven-year Treasury yields to determine the risk-free rates. Please revise your disclosure to correct this inconsistency. If you utilized the three- and five-year Treasury yields, please explain to us why this is reasonable given your disclosed 6.25 year expected option life.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 58 of Amendment No. 1.

20.	Please revise your disclosure in the second paragraph on page 56 to clarify why the mere withdrawal of your IPO registration statement in the fourth quarter of 2008 contributes to the decline in the fair value of your common stock.

United States Securities and Exchange Commission

September 17, 2010

RESPONSE: The Company respectfully advises the Staff that it included several factors in addition to withdrawal of its IPO registration statement in the fourth quarter of 2008 as contributing to the decline in the fair value of the Company’s common stock. The Registration Statement has also been revised in order to clarify that this decrease was the result of several factors. Please see revisions on page 60 of Amendment No. 1.

21.	Please explain to us why the fair value of your common stock remained unchanged over the year from the first quarter of 2009 to the first quarter of 2010.

RESPONSE: The Company respectfully advises the Staff that at the time it granted option awards in the first quarter of 2010, the Company had not completed a contemporaneous valuation with the assistance of a third party. The Company believed at the time when it established the exercise price for its first quarter 2010 options that the fair value of its common stock was relatively consistent with the prior valuation since the Company was still waiting for additional clinical data from its development programs and the Company continued to be in an uncertain financial condition.

Notwithstanding the Company’s view that the valuation of its first quarter 2010 common stock was a reasonable estimate at the time, the Company encourages the Staff to consider that a change in its assumption of the fair value of its common stock would result in immaterial changes to the Company’s earnings. The Company plans to provide a supplemental response to the Staff that provides an explanation as to the events that drove changes in the fair value of the Company’s common stock.

22.	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 61 of Amendment No. 1. The Company respectfully advises the Staff that the Company has included language to address the Staff’s comment but will not be able to determine the intrinsic value based on the estimated IPO price until such time as the price range for the offering has been determined. The Company advises the Staff that it will further update the Registration Statement once such pricing information is available.

Results of Operations, page 57

23.	Please revise your disclosure to include an explanation for the change in fair value of warrant liability and the change in other than temporary impairment on investments in securities for all periods presented.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 62, 63 and 64 of Amendment No. 1.

United States Securities and Exchange Commission

September 17, 2010

Comparison of the Year ended December 31, 2009 and the Year Ended December 31, 2008 Change in Fair Value of Warrant Liability, page 59

24.	Please explain why the disclosure states that the exercise price of the warrant was decreased to $1.86 when elsewhere in the document the exercise price is disclosed as $2.74.

RESPONSE: The Company respectfully advises the Staff that the warrant is to purchase an aggregate of 387,238 shares of series A redeemable convertible preferred stock at an exercise price of $1.86, which will become, in accordance with its terms, a warrant to purchase 263,163 shares of common stock at an exercise price of $2.74 per share upon the closing of the offering. The Company has revised its disclosure to clarify the terms of the warrant.

Contractual Obligations and Commitments, page 61

25.	Please revise the disclosure of your UPenn and Bayer license commitments to reconcile the total potential milestone obligations outstanding to the $15 million discussed in Note 5 of your annual financial statements on page F-17.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 66 and 67 of Amendment No. 1. The milestone payments potentially payable under the Company’s existing license arrangements as disclosed in the Registration Statement include potential payments to The Trustees of UPenn of $2.6 million, Bayer of $9.5 million and other third parties with respect to license arrangements not currently in development of $2.9 million.

26.	Throughout the registration statement, you cite various estimates, statistics and other figures. For example:

•	Page 65: “We estimate that up to 20,000 adults in the United States have severe hypertriglyceridemia with TG levels above 2,000 mg/dL;”

•	Page 66: Information included in the subsection “Broader Patient Populations;”

In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. Where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

RESPONSE: The Company respectfully advises the Staff that it has attributed the various estimates, statistics and other figures to the sources from which it obtained such information. The Company also advises that Staff that it will supplementally provide the Staff via overnight courier with a binder containing the referenced sources as well as back-up materials to support the Company’s own estimates.

United States Securities and Exchange Commission

September 17, 2010

The Company also advises the Staff that it has included additional estimates regarding the number of patients with HoFH and FC that may be eligible for treatment with lomitapide if marketing approval is obtained for such indications. The Company’s estimates are based on a report from L.E.K. Consulting, LLC (“LEK”) (the “LEK Report”), excerpts from which are included in the binder of supplemental materials that is being provided to the Staff.

Historical Development of Lomitapide, page 72

27.	Please expand your disclosure in the first paragraph following the table on page 73 to disclose the reduced LDL-C levels when ezetimibe and atorvastatin was given as a monotherapy.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 79 of Amendment No. 1.

28.	You disclose that liver enzyme elevations occurred in a small proportion of patients and led to discontinuations from study drug. Please quantify the increase in liver enzyme elevations and disclose the number or percentage of patients that discontinued the study due to these elevations in liver enzymes.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 79 of Amendment No. 1.

Familial Chylomicronemia (FC), page 73

29.	Please revise your disclosure to describe the FDA’s compassionate use program.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 79 of Amendment No. 1.

Intellectual Property, page 76

30.	Please expand your disclosure to identify the expiration dates of your material non-U.S. issued patents.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 30 and 83 of Amendment No. 1.

Licenses, page 77

31.	Please revise your discussion regarding your license agreements with the University of Pennsylvania and Bayer Healthcare AG to disclose a range of royalty payments (e.g. low-single digits or a range not to exceed ten percent).

United States Securities and Exchange Commission

September 17, 2010

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 84 and 85 of Amendment No. 1.

Management

Board Leadership Structure and Board’s Role in Risk Oversight, page 91

32.	You disclose that upon the closing of this offering, you intend to separate the positions of chairman of the board and chief executive. It appears from your signature page that Mr. Lewis is acting as your chief executive officer and Mr. Scheer is your chairman of the board. Please clarify whether you believe these positions are currently separate.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 97 and 98 of Amendment No. 1.

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Compensation

Cash Incentive Bonuses, page 96

33.	Please revise your disclosure in this section to provide a discussion of your Compensation Committee’s evaluation of the level of achievement of each corporate objective established for your cash incentive bonuses and how this level of achievement lead to the actual bonus awarded.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 102 and 103 of Amendment No. 1.

Equity Incentive Compensation, page 96

34.	You disclose that your board of directors considered numerous factors in setting equity incentive awards for 2009, including the number of shares available for issuance under the 2006 Option Plan and the contributions that the executives made to corporate objectives in 2009. Please expand your disclosure to provide a discussion of the contributions of each executive that were considered by your compensation committee and/or board in their evaluation and how these contributions lead to the number of shares included in the equity incentive award.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 103 of Amendment No. 1.

Employment Agreements and Severance Agreements, page 105

35.	Please file a copy of your offer letter and/or consulting agreement with Mr. Garrambone as an exhibit to your registration statement.

United States Securities and Exchange Commission

September 17, 2010

RESPONSE: The Company respectfully advises the Staff that it has filed a copy of its consulting agreement with Mr. Garrambone as an exhibit to Amendment No. 1 and the Exhibit Index contained in Amendment No. 1 has been updated to reflect its inclusion.

Director Compensation, page 107

36.	You include your non-employee director compensation policy as an exhibit in your Exhibit Index. When available, please revise your disclosure to disclose the terms of your non-employee director compensation policy.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 115 of Amendment No. 1.

37.	Please file copies of your board compensation agreements with Mr. Garrambone and Dr. Gotto. Please also file copies and disclose the material terms of your consulting agreements with Mr. Scheer and Dr. Gotto.

RESPONSE: The Company respectfully advises the Staff that the details of Mr. Garrambone’s board compensation arrangement are contained in his consulting agreement, which has been filed as an exhibit to Amendment No. 1. The Company also advises the Staff that it does not believe that additional disclosures regarding its consulting agreements with Mr. Scheer and Dr. Grotto are required because both of these agreements will automatically terminate in connection with the closing of the public offering contemplated by the Registration Statement.

Notes to Financial Statements

l. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

38.	Please revise your disclosure to include the summarized table of fair value measurements for all periods presented. Similarly, please include the Level 3 rollfoward for all periods presented. This comment also applies to Note 1 of the unaudited financial statements.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages F-10 through F-12 of Amendment No. 1.

39.	Please disclose the amounts for the assumptions used to determine the value of the warrant and clarify the specific option pricing model that was used.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page F-13 of Amendment No. 1.

United States Securities and Exchange Commission

September 17, 2010

Warrant, page F-12

40.	It does not appear that the terms of the warrants covered by this policy note are disclosed in the notes to your audited financial statements. Please revise your disclosure to discuss the material terms of these warrants or tell us where you have made these disclosures in your audited financial statements.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page F-13 of Amendment No. 1.

3. Investments in Securities, page F-16

41.	Please include the summary of investments held for all periods presented. This comment also applies to Note 4 in the unaudited financial statements.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page F-16 of Amendment No. 1.

9. Stock Option Plans, page F-24

42.	Please disclose and provide us with additional information regarding your determination of the estimated volatility for your stock. Please provide further detail as to how you identified the reasonably similar publicly traded companies as discussed in ASC 718-10-55-25. Specify how you considered the stage of life cycle, size and financial leverage of the guideline peer group that you looked to in estimating your volatility factor.

RESPONSE: The Company respectfully advises the Staff that it has properly disclosed that it uses a peer group to calculate expected future volatility based on the average volatilities of similar entities. The Company identified reasonably similar public pharmaceutical companies with research programs in Phase II\III of development and also companies with compounds being developed that address the same or similar indications as the Company. The list of similar public companies includes Isis Pharmaceuticals, Inc., Targacept, Inc., Lexicon Pharmaceuticals, Inc., Exelixis Inc., Bio Cryst Pharmaceuticals, Inc., Cytokinetics Inc., CEL-SCI Corp., Biodel Inc., Northwest Biotherapeutics, Inc. and Discovery Laboratories, Inc.

43.	Please explain to us why the risk-free interest rate decreased significantly from 2008 to 2009. In your response please explain why the rate you use for 2009 of 0.37% is substantially lower than the rates for five- and seven-year U.S. Treasury constant maturities as disclosed on the Federal Reserve website. In this regard, the daily rates for five-year Treasuries in 2009 range from 1.36% to 2.95%, while for seven-year Treasuries the rates range from 1.71% to 3.60%.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment as the Company determined the rate included in the document was a typographical error. Please see revisions on pages F-26 through F-27 of Amendment No. 1.

United States Securities and Exchange Commission

September 17, 2010

44.	Please revise your disclosure to discuss the impact of your October 2008 option repricing to $2.08 and your March 2009 option repricing to $0.97 as disclosed on page 55. At a minimum, please provide the information required by ASC 718-l0-50-2h2.

RESPONSE: The Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page F-16 of Amendment No. 1. The Company respectfully advises the Staff that in October 2008, the Company issued equity awards with an exercise price of $2.08 per share. At that time, the Company also re-priced the equity awards made during the years ended December 31, 2006 and 2007 to an exercise price of $2.08. The total incremental cost resulting from this modification was approximately $39,000, of which approximately $11,000 related to vested options and was recorded as expense immediately. The remaining incremental cost of $28,000 related to unvested options and was added to unrecognized compensation cost to be recognized in earnings over the remaining vesting period of the awards.

In March 2009, the Company issued equity awards with an exercise price of $0.97 per share. At this time, the Company also re-priced outstanding equity awards issued during the years ended December 31, 2006, 2007 and 2008, to an exercise price of $0.97 per share. The total incremental cost resulting from this modification was approximately $26,000, of which approximately $6,000 related to vested options and was recorded as expense immediately. The remaining incremental cost of $20,000 related to unvested options and was added to unrecognized compensation cost to be recognized in earnings over the remaining vesting period of the awards.

45.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your recent stock sales.

RESPONSE: The Company acknowledges the Staff’s comment.

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison
Michael H. Bison

cc:	Marc D. Beer (Aegerion Pharmaceuticals, Inc.)
William H. Lewis (Aegerion Pharmaceuticals, Inc.)
Christine A. Pellizari, Esq. (Aegerion Pharmaceuticals, Inc.)

United States Securities and Exchange Commission

September 17, 2010

John T. Cavan (Aegerion Pharmaceuticals, Inc.)
Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
David E. Redlick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)
Brian A. Johnson, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)